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                             September 26, 2023

       Kian Hwa Goh
       Chief Executive Officer
       Orangekloud Technology Inc.
       1 Yishun Industrial Street 1
       #04-27/28&34 Aposh Building Bizhub
       Singapore, 768160

                                                        Re: Orangekloud
Technology Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
15, 2023
                                                            CIK No. 0001979407

       Dear Kian Hwa Goh:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 8, 2023 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Other Metrics, page 41

   1. We note the table added in response to prior comment 5. Please tell us and revise to explain what is
included in the third party products line under Non-recurring revenue.
 Kian Hwa Goh
FirstName LastNameKian   Hwa Goh
Orangekloud Technology Inc.
Comapany 26,
September NameOrangekloud
              2023          Technology Inc.
September
Page 2    26, 2023 Page 2
FirstName LastName
General

2. We note your response to prior comment 11. Please revise your disclosure to state the purpose of the Reorganization and effect that such Reorganization will have on the company and shareholders.
        You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Lawrence Venick